Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Acquisition of Forest Laboratories, Inc by Actavis Plc Call

Company Participants

•	Lisa M. DeFrancesco

•	Paul M. Bisaro

•	Sigurdur Oli Olafsson

•	Brenton L. Saunders

•	David A. Buchen

•	Robert Todd Joyce

Other Participants

•	Ken C. Cacciatore

•	Jami Rubin

•	Marc Goodman

•	Christopher T. Schott

•	Jason M. Gerberry

•	Liav Abraham

•	Randall S. Stanicky

•	David R. Risinger

•	David W. Maris

•	Gregg Gilbert

•	Jim B. Dawson

•	Andrew J. Finkelstein

•	Elliot H. Wilbur

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. My name is Toni and I will be your conference operator today. At this time, I would like to welcome everyone to the Actavis Acquisition of Forest Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

Ms. DeFrancesco, you may begin your conference.

Lisa M. DeFrancesco

Thank you, Toni. Good morning, everyone. Thank you for joining us to discuss Actavis’s acquisition of Forest Laboratories which we announced in the press release issued earlier this morning. A copy of the press release is available on our website at www.actavis.com.

Participating in today’s call from the Actavis side are Paul Bisaro, our Chairman and CEO; Siggi Olafsson, President of our Actavis Pharma Division, Fred Wilkinson; President of Actavis Specialty Brands, Bob Stewart, our President of Global Operations; Todd Joyce, our Global Chief Financial Officer; and David Buchen, our Global Chief Legal Officer.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

From the Forest side, we have Brent Saunders, CEO; and Frank Perier, CFO; and Alex Kelly, Senior Vice President and Chief Communications Officer.

We will be using a slide presentation during today’s call to provide an overview of the transaction, its benefits and potential timing, which is available on the webcast as well as for download on the Investor Relations section of our websites.

I would like to remind you that during the course of this call, management will make certain forward-looking statements. Please refer to the forward-looking statements and the important information for investors and shareholders language regarding these statements beginning on page six of the press release issued earlier this morning or pages two through four of the slide presentation. Following management’s review of the presentation on the potential acquisition of Forest, we will open the call up for questions from the audience.

We plan to issue our Q4 earnings release on Thursday morning as planned and at that time, we expect to reiterate our 2014 forecast on a stand-alone basis.

However, in light of this exciting transaction in this morning’s call, we no longer plan to hold a formal earnings conference call to discuss our results. We will provide our earnings forecast for the combined company upon the close of the transaction. We will announce a formal cancellation of the Q4 earnings call in a press release to be issued later today.

With that, I’ll turn the call over to Paul.

Paul M. Bisaro

Well, thank you, Lisa. And welcome, everyone, to what is really the – probably the most exciting day for Actavis, its shareholders and its employees. I want to welcome the executive committee members of Actavis, but also Brent Saunders and the senior team of Forest who are here today to really express our commitment and excitement to this really great transaction.

Today, we create a new kind of specialty pharmaceutical company and one that’s really grounded in something different, a generic DNA. Its focus – it will be focused on continuing to provide high-quality products efficiently and cost effectively, including an extraordinary array of important specialty branded products, a worldwide portfolio of generic products, OTC products and ultimately biosimilar products to our global customer base. Truly, truly new and different and we look forward to really explaining this transaction as we go forward.

So, with that, let’s move to slide six, the transaction terms. As you can see, this is an equity and cash transaction valued at approximately $25 billion. That’s about a 25% premium over Forest’s closing price on Valentine’s Day. 70/30 equity and cash split, and you can see the cash component and the share component as listed on the slide.

At the close of the transaction, the Forest shareholders will own about 35% of the new company. The cash portion will be funded through existing cash and new debt, and we anticipate closing the transaction mid-year 2014.

Turning now to slide seven. As I said, this is a new model of specialty pharmaceutical leadership. Its enhanced size and scale will be supported by a broad and diverse portfolio with multiple blockbuster therapeutic franchises, and Siggi will describe those in more detail in just a minute. We’ll have a balanced portfolio of branded and generic products for our customers.

We have exceptionally strong global commercial capabilities, and we’ll continue to invest in those global capabilities, looking to expand in areas that we’ve talked about, in high-growth markets like Central and Eastern Europe, Russia, Southeast Asia, and the like. We will continue to focus as we always have on strong organic growth with a commitment of more than $1 billion of investment in R&D that would be spread over our generic and specialty brand and biosimilar franchises.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

We have strong cash flow generation and an efficient tax structure which will do what we’ve always said we were going to try to drive towards, and that’s driving visible double-digit earnings growth in not just the short term and medium term, but now in the long term as well.

Turning to slide eight. You can see the balance of the revenue in the portfolio with 47% of our revenue, roughly — this is our 2000 pro forma number — roughly 47% of the revenue coming from our North American specialty brand franchise; 27% coming from our North American generic franchise; 15% coming from our international franchise which of course includes branded, branded generics, OTCs, and injectable products; and 10% of revenue coming from our very strong Anda distribution business.

Turning now to slide nine. This transaction is financially compelling, approximately $15 billion in annual revenue. As you saw in the previous slide, about 50/50 brand and generic mix. We expect double-digit accretion to non-GAAP earnings including synergies in 2015 and 2016. We expect greater than $4 billion of annual free cash flow in 2015 and that strong cash flow drives rapid de-levering to under 3.5 times debt to EBITDA by the end of 2014, which we believe will continue to maintain our investment grade ratings. We’ve also estimated, for purposes of today’s discussion, about $1 billion in annual pre-tax operational and tax synergies over the first three years of the transaction.

With that, I’ll turn it over to Siggi.

Sigurdur Oli Olafsson

Thanks, Paul, and good morning, everybody. I just want to echo what Paul said. This is really a great day for Actavis and Forest including the shareholders, all the employees and of course the customers. The combination of Actavis and Forest is very commercially compelling. Actavis has grown up very quickly from being a local U.S. generic company in beginning of 2009 to becoming one of the leading global specialty company in 2014. This is — just in five years’ time the company has changed completely.

The new company will have a significant product offering in nine therapeutic areas. On the specialty brand business, it’s not built on a single [ph] blockbuster, (7:25) but basically on the blockbuster therapeutic franchises in CNS, gastroenterology, women’s health, urology and in other therapeutic areas that are growing.

The new combined company will have roughly $7 billion of specialty brand revenue. As you saw on Paul’s slide, about 47% of the overall revenue of the company. If you look closer on slide 10, we have approximately a $2 billion franchise in CNS, the lead product is NAMENDA IR and XR with a sale of approximately $1.4 billion. I think also what’s interesting there is Forest has newly just launched FETZIMA and SAPHRIS, and I think Forest is off to a very good start, but it’s obviously early for both of these products.

The combined company will have a significant scale in GI with the mesalamine franchise from Actavis, both Delzicol and Asacol, but then the LINZESS, Carafate, and Canasa from Forest. The GI therapeutic area will be approximately $1 billion in revenue. And one of the more interesting things is LINZESS has been a very successful launch and we see a very significant growth opportunity for that product going forward.

In women’s health and urology, that will clearly continue to be a core therapeutic area for the new Actavis. In women’s health, the OC lines of Minastrin, Lo Loestrin, and Generess are continuing to grow. As we mentioned at our Investor Day, we have over 90% of [ph] voice (08:58) in the OB-GYN offices for the OCs. But it’s also worth mentioning that 55% of all prescriptions for OCs are written by primary care physicians.

If we move to slide 11, we have the next five therapeutic areas. BYSTOLIC is a key product in the cardiovascular line, but Forest is expecting to file a new combination product of BYSTOLIC and with valsartan later this quarter to grow this therapeutic area.

Respiratory is a very interesting category, the two lead products from Forest are DALIRESP and TUDORZA and also very interestingly, they have a very interesting product in Phase III, TUDORZA-formoterol combination product. I think the Forest expertise in respiratory development will support even further the generic development of respiratory product currently in the Actavis pipeline.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

After the acquisition of Aptalis, Forest offers three pancreatic enzyme products for cystic fibrosis. ZENPEP is the lead product in that category. Under dermatology, the combined company has two products and a significant pipeline to add to that therapeutic area.

And last but not least, in infectious diseases, TEFLARO is the lead product for Forest. And there is another infectious disease product in the pipeline expected to be filed later this year.

If we move to slide 12, the new company will be very different than both Actavis and Forest are today in terms of size, scale and product offering. We will be able to serve our customer much better including patients, physicians, hospital and distribution channels. Hospitals are example of customers that should benefit from the size of the company, offering a full range of generics including around 30 oncology injectable products on top of the infectious disease products that are coming from Forest.

Both Actavis and Forest have a world-class commercial and sales team. Forest has one of the best primary care sales force in the U.S. And on top of that the new company will have a specialist sales force in all relevant therapeutic area. This is clearly an opportunity for sales synergies, which we have not included in the $1 billion Paul mentioned earlier in the presentation.

As an example, the opportunity to offer OCs to primary care physicians which write about 55% of all OCs. And on top of that Rapaflo could be promoted to primary care, but roughly 50% prescription for PPAs are written by primary care. On the other side, the anti-depressant line from Forest is an opportunity to promote to the OB-GYN population.

Actavis offers a sales – on top of that, Actavis offers a sales platform in 60 markets around the world for the Forest product. In most of our markets, we are a branded pharmaceutical company already and the people in these markets are ready for a bigger, more challenging portfolio that would come with this transaction.

It is clear that we are not going to lose focus on the generic business with this acquisition. It’s a key part of our business and we will continue to invest at the same rate as before. Our international markets are well prepared to take on our more challenging opportunities.

To make it all happen, of course, we need a world-class supply chain that focuses on quality, cost and reliability of the supply and I’m sure we have that already in place to date.

Moving to slide 13, the combined company will invest over $1 billion in development in year one. The three focus areas: specialty brands; generics, including the respiratory development for generics; and biosimilars.

We will continue our focus on first to file opportunities in the U.S. This has been core part of our business. We had a very successful 2013 and we really make all the effort not to lose focus on this going forward. On the new combined company, interesting enough, we’ll have six brand products that are being filed either recently or in the next few months, and 10 products in Phase III.

Moving to slide 14, you will see the overall pipeline of the combined company. I don’t need to have many words about this but there’s not many specialty companies that offer 10 products in Phase III and 10 products in Phase II. We have a full pipeline of product. On top of that, we have a very interesting opportunities in pre-clinical phase. But overall, we have a full pipeline that will supplement the growth, the organic growth from the business going forward.

So with that, I’ll hand it over to Brent.

Brenton L. Saunders

Thank you, Siggi, and good morning, everyone. First, I’d like to extend my sincere thank-you to Paul and his entire management team. As this transaction has come together we’ve gotten to know each other in a very short order. And I think our working relationship is incredibly strong, which bodes well for the pre-integration planning period and ultimately the integration planning.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Moving to slide 16, when you look at the overview of Forest strategy, I think it will remain alive and well and a better resourced combination with more options for growth. We will continue to build on our blockbuster franchises and line calls, adding important areas like women’s health, urology and dermatology, to name a few. We believe the optionality for future growth is incredibly strong and something that will be an important focus for the combined company.

Moving to slide 17, when you look at what we’ve been doing at Forest, obviously it’s been a busy few months. We have been really working hard to rejuvenate our organization and drive focus into the company. I think when you look at some of the projects that we’re working on, like Project Rejuvenate, which we announced I believe in October or November to achieve about a $500 million cost reduction, that is something we are continuing to focus on during this pre-integration planning period and it is my goal that we will be largely complete with some of the major actions associated with this project before the close of this deal.

We also are working on the integration of Aptalis. We closed that transaction just last week, or two weeks ago, and we have announced $125 million in synergies there.

We also believe that we will be mostly complete with that synergy capture before the close of this transaction.

So, in other words, we are ring fencing this $500 million and $125 million from the synergies that were announced this morning of approximately $1 billion. And it is our belief that we will have identified and/or captured most of those savings prior to the close of this transaction.

We’ve also been working very hard in launching new products. As Siggi said, we’ve recently launched two CNS products in FETZIMA and SAPHRIS. And while it’s early, both are off to a strong start. And finally, we have been working on building durability in our NAMENDA franchise having filed our Pediatric Written Request in January, and recently, on Friday, notifying the FDA of our intent to discontinue NAMENDA IR and really focus on NAMENDA XR in August.

We believe that, along with the fixed-dose combination for NAMENDA and Aricept that we will file this quarter, we can create a strong life cycle management program and create durability around this very important franchise.

Moving to slide 18, what makes this deal, in particular, so strong strategically is our focus on commercial execution and building out of these franchise blockbuster line calls. As you know, Forest has had great success with its Next 9 strategy having eight of the nine drugs approved, and seven of the eight in first cycle approvals. We have a very strong momentum around these products, they have long patent protection and will provide long enduring growth for the combination company.

Turning to the slide 19, we do believe that Aptalis is a nice — remains a nice strategic and financial fit for the combined company. It continues to grow and provide more offerings for our patients and doctors in the GI category as well as cystic fibrosis. And we continue to see growth in those products as well as I mentioned earlier, our ability to capture or identify most of the $125 million in synergies prior to the close of the transaction.

So with that, I’ll turn it back to Paul to end the presentation.

Paul M. Bisaro

Great. Thanks, Brent. Turning to slide 21, again, we do expect about $1 billion of annual synergies from this transaction. We do expect the majority of those synergies to take place in the first 12 months and we do expect the full amount to be realized after three years of the transaction.

The transaction – these synergies exclude manufacturing and revenue synergies as Siggi described and I think as you may have already guessed, we do expect revenue synergies here to be meaningful. Tax synergies will be approximately 10% of the total $1 billion and the pro forma combined tax rate at close is expected to be – I’m sorry, not at close, for 2015 is expected to be about 16%.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Turning to slide 22, next steps. Well, the successful completion of the transaction does require shareholder approval of both companies. We will have to review with some of the regulatory agencies, the transaction, although we do not expect divestitures to be meaningful to the size of this organization. We expect to close mid-year 2014 as I said and both management teams will begin immediately pre-integration activities to make sure we capitalize on this transaction.

And as we think about it, we have a lot of work to do ahead of us. We’ve got a lot of integration work, we’ve got to capture the value of this transaction, but I believe we have the people in place on both sides of the organizations that can do that. And if we are successful at executing as we’ve always striven – both sides has strived to do, we will drive value for our shareholders, again, not just in the short term but in the mid term and the long term.

So with that, I’ll turn it over to – back to Lisa for questions.

Lisa M. DeFrancesco

Okay, Toni, we can go ahead and open it up for Q&A.

Q&A

Operator

Okay. [Operator Instructions] We’ll pause for just a moment to compile the Q&A roster. Your first question comes from the line of Ken Cacciatore with Cowen and Company.

<Q - Ken C. Cacciatore>: Thanks. Good morning, and congratulations, guys. Paul…

<A - Paul M. Bisaro>: Thanks, Ken.

<Q - Ken C. Cacciatore>: Some of the complaints around Forest is that it’s a fairly under-utilized commercial platform in a lot of areas. I guess I’m referring to slide 11, specifically. And so, I’m just wondering, does this now set you in motion to get much more aggressive in these other therapeutic areas? That’s the first question, and just thoughts on kind of how rapidly you’re going to try to go ahead and leverage that – the kind of broad commercial footprint.

And then, secondly just wondering why not go after Aptalis earlier and why do it now via the Forest transaction? So just a little bit of thought process there. Thank you.

<A - Paul M. Bisaro>: Well, thanks, Ken. I think I’ll answer the last one first and work my way back up. I think Forest presented an extraordinarily unique opportunity to create, as I said, a new kind of company. Forest has the Next 9 strategy. The Aptalis acquisition was just an added bonus as we thought about the Forest transaction.

The revenue synergies that we think we are going to get are driven not just by the GI category, but coming back to – and I don’t think we can overemphasize, the value of the primary care sales force with it that id being provided by Forest. We’ve always talked about not being in primary care and that’s not because we didn’t want to be. It was because we didn’t have the bag or the products that could support a primary care sales force.

We knew that if we had access to primary care, we could drive our existing business even more in the U.S. And as Siggi described, 55% of OCs are written by primary care physicians and 50% of the BPH products are written by physicians, and we were barely touching that category.

Add to that our portfolio of products like Udenafil for erectile dysfunction and then the next-generation product with the BPH additional indication, I think you’ll see the value of having a primary care sales force is going to double with the combined entity. So I think it was really kind of the strategy to take advantage of the existing franchise we have.

Now, you also asked about where we would look to deploy capital. The good news about this transaction is the capital structure is very, very solid. We’re not over-levering ourselves to get this transaction done. We will get ourselves down

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

to a very manageable debt-to-EBITDA number by the end of 2014, and we will turn our attention to growing the franchises that are listed, not just on the blockbuster side but as well as the slide that shows the other categories. Brent, did you want to…

<A - Brenton L. Saunders>: Yeah, if I could, Ken. I think you raised a very good point. I think the difference, as you look at slide 10, where we have more robust therapeutic areas versus slide 11, where you say there’s resources, I think we view that as really more optionality for future growth. Forest as a standalone and Actavis as a standalone were looking to try to figure out how to create more value in those sub-specialties, or therapeutic areas. And I think as you look at that, you should think of that as optionality for future growth.

<Q - Ken C. Cacciatore>: Thank you.

Operator

Your next question comes from the line of Jami Rubin with Goldman Sachs.

<Q - Jami Rubin>: Thank you and I too offer my congratulations for both of you, Paul and Brent. Fantastic deal. First, Brent, a question for you, I mean, I guess I understand, I – we understand the appeal of the Forest portfolio within the Actavis line of products. But, Brent, why do you want access or exposure to generics, what do you see, the appeal to generics?

Secondly, Paul, on the $1 billion in cost synergies, just so I’m clear, does that not include the $500 million of Project Rejuvenate and the $125 million? So in other words, that’s $1 billion, in additional, on top of the synergies that Forest has already announced?

And just lastly, Paul, do you have plans to take the Forest brands outside the U.S.? Thanks.

<A - Brenton L. Saunders>: Yes, so thank you, Jami. Look, I think when you think about the strong strategic rationale for this deal, it includes a couple of things that are important to think about with the generics business. First, I think this is a company that’s trying to create balance between brand and generics and it achieves that right out of the box with 50% – roughly a 50/50 split between the brands and the generics.

I think as you think about the future of healthcare, particularly in the United States, we believe that over time, being able to offer customers a variety of products in both branded and generics will be something that will give us an advantage over many of our competitors if managed in the right way.

And then lastly, I think you have to think about the strong and compelling financial opportunity that the generics business provides, allowing us to have a strong balance sheet, generate strong cash flow and allow us to do future M&A off a very strong, stable base of products.

And so I think for a whole host of reasons, and I think Paul and I discovered this as we got to know each other, it gets –the strategic rationale just kept getting stronger and stronger and stronger as we looked at this combination.

<A - Paul M. Bisaro>: Yeah, Jami. I can’t agree more. I think no one can foresee exactly how the universe is going to change or the healthcare models are going to change but we know that having this strong portfolio is going to only give us additional strength.

As to the cost synergies, the cost synergies that we’re talking about do not include Project Rejuvenate nor the synergies that were provided by the Aptalis transaction. So the $500 million and the $125 million are on top of the billion. Of course, that doesn’t include anything for Warner Chilcott either, since we are completed with that capture.

I’m going to turn the international question over to Siggi.

<A - Sigurdur Oli Olafsson>: So Jami, I think — we are looking at each of the product. We are very keen to take it outside. Remember, we have about 3,000 sales reps outside of the U.S. that are ready and willing to take on more challenges. We are looking at the rights where each of the products, where we have rights to take them and we will explore that in the integration period how fast to do it, but there’s a keen interest to take it to the international markets.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

<A - Brenton L. Saunders>: And I think, Jami, you should just think about some immediate revenue synergies in places, markets like Canada, for instance, where we have two sub-scale businesses, but important businesses, and, both at the Aptalis and the legacy Forest [ph] building (27:53) that now really become quite powerful when combined with Actavis’s business in Canada.

And then of course, as we look at other places like Latin America and everything else — remember, we just got LINZESS, referred to as Constella in Canada, approved. We have BYSTOLIC approved. We have TUDORZA approved in Canada, and we’re just at the infancy of commercialization in those markets.

Operator

Your next question comes from the line of Marc Goodman with UBS.

<Q - Marc Goodman>: Yes. Good morning. First question is on the tax rate, which you mentioned is 16% in 2015. I guess I had assumed that that was the standalone tax rate for Actavis. So I was just wondering why is the tax rate not coming down more with the transaction and how we should think about the tax rate over the next three to five years coming down.

And then second, Forest acquiring Aptalis, there was some questions about some of the products that they were buying and some of the IP behind the products, and so I was curious to hear what a company with generics DNA thinks about those products. Thank you.

<A - Paul M. Bisaro>: Sure. I’ll take the tax rate and then if I mess up, Todd is here to make sure I say the right thing. I would say the tax rate situation is evolving. There are two different structures we’re working on. As we get further down the road, we will have a better view of what the tax rate can get to. I think, as we have said in the past, Marc, we would be disappointed if we stayed at this rate and we’re not able to lower our tax rate over time.

I think the question is just going to be how quickly can we do that. This transaction has some complexity around it since Forest had one tax structure and we have, obviously, a different tax structure and we need to meld those two tax structures together and make sure we do it in a way that we avoid leakage and other issues.

So, I guess, the other thing I would say is probably more to follow on that, but for now we think a 16% number is a good place to start.

<A - Sigurdur Oli Olafsson>: Marc, on the Aptalis IP, we, obviously, the beauty of this transaction, as we sent in the generic IP team to review the IP of all the assets of Forest, overall, we were very pleased with what we saw. I think, also, what you need to keep in mind is that the Aptalis product pipeline is very challenging to develop on top of [indiscernible] (30:26) generics.

The pancreatic enzyme product, the PEPs, those are very challenging to get approval for as generic. On top of that Carafate, even though there’s less of a patent protection around that product, it’s a very challenging product to get an AB-rated Carafate to the market. So, we felt very good about the IP strategy and the durability of the Aptalis portfolio.

<A - Brenton L. Saunders>: And in fact – Marc, it’s Brent — if we had known what Siggi just told you, we would have probably build a bigger, better model for Aptalis than the one we did. But I think you point out, frankly, another strategic benefit of the combination, which is having the ability to manage in a different way than anybody else the skill set around life cycle management and IP will be, I think, a big benefit to the branded and the generics business in the combination.

<A - Lisa M. DeFrancesco>: Next question, please?

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Operator

Your next question comes from the line of Chris Schott with JPMorgan.

<Q - Christopher T. Schott>: Thanks very much and congrats on the deal. It looks like a great transaction. I just had a couple here. First on the cost synergies, can you just elaborate a little bit more? Are these synergies, where are they coming from? Is it more about overlapping infrastructure between the two companies? Or is this about Actavis taking a different approach to managing the Forest business?

My second question was on sales synergies. I know they’re not in guidance. But more so than some of the other deals, seems like there’s some nice opportunities here. Can you talk about, order of magnitude, what you’re envisioning could be possible if things go well on the sales synergies, if things work out?

And then finally NAMENDA, I guess Actavis obviously has a lot of experience both from the generic and branded sides of these hard switches. Can you just talk about your thoughts on being able to maintain that franchise post the IR generic entry, and on the Actavis side, what type of assumptions you made to get comfortable with that asset you’re acquiring? Thanks very much.

<A - Paul M. Bisaro>: Okay. Thanks, Chris. I will start – let me start with the cost synergies. I think as you would expect, there are certain G&A synergies we would expect to capture. As I mentioned in that $1 billion, there’s a tax synergy in there. There is, of course, some R&D that we will look to evaluate. If there’s any overlap, we’ll be able to slow down projects or reallocate dollars, whatever the case may be. And of course, there will be a few sales and marketing synergies as we look at the two companies.

But the bulk of that, there’s a – I think it’s not a huge number really in the scheme of the overall organization. I think if we spend our dollars wisely, we can achieve all the objectives we want and have really minimal disruption of the two organizations. Siggi, you want to take the sales synergies?

<A - Sigurdur Oli Olafsson>: I think on the sales synergies, Chris, the issue is we mentioned that the opportunity as we see today would be, I think, on the antidepressants to go to the OB-GYN. That’s a clear opportunity. Remember, Warner Chilcott had an antidepressant drug around 2006 which was quite a significant drug which focuses on OB-GYN, so I think this is an opportunity going forward.

With regards to the OCs, it’s more challenging even though I mentioned 55% is written by the primary care physicians. It’s a big group that writes a little bit of OCs so it’s difficult to get the focus on that. But on the other hand, it’s a very core group of primary care that writes the prescriptions for BPH, so I think those are easier to focus on going forward.

And then the fourth pillar to the whole thing is the international, which we just mentioned to Jami, the opportunity in Canada, to cross-sell the portfolios there, and then in the international markets outside of U.S. and Canada. Maybe if I start on NAMENDA, then I’ll let Brent take the major. I think we, obviously this was a big due diligence item for us. We are very comfortable with their strategy, we understand it. I think they have worked very diligently on it, both in terms of the managed care part of the business, but also in terms of the FDA.

So we, as you mentioned, we know this by heart, by having two changes last year. So as a diligence items, we got very comfortable around the strategy. But Brent, you probably can explain it much better.

<A - Brenton L. Saunders>: Yes, so the conversion of NAMENDA IR to XR has been a real core focus since I joined the company as CEO. It’s something we’ve worked very hard on. Our initial plan was to make sure that there was no patient disruption and so we really focused on managed care access. IR, the twice-a-day formulation has around 90% access. This is a big Part D drug. And XR ended 2013 with about 50% access.

The good news is on January 1 of this year, 2014, we’re slightly above 80% access, so we have made tremendous improvement in a short period of time for the access for NAMENDA XR. Given that, we just, on Friday at the end of the day, officially notified the FDA of our intent to discontinue the IR in the late summer of this year.

When we do that, we believe caregivers and patients and customers will ultimately be better off for having a once-a-day administration at a slightly discounted price per day of therapy. That also gives us the ability to convert the market well before the patent expiry with the Pediatric Written Request approval of July 15 for the IR. Keep in mind then, we will have the fixed dose combination being filed later this quarter and launching that in 2015.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

So ultimately, we believe we can hang on to our existing patients in XR. It’s very difficult to reverse convert patients from once-a-day therapy in this class to twice a day. And then we will have an important product to fight for new prescriptions with the fixed dose combination, allowing these patients to go from three pills twice a day to now two pills once a day to ultimately one pill once a day, which is a big win for patients and caregivers.

Operator

Your next question comes from the line of Jason Gerberry with Leerink Partners.

<Q - Jason M. Gerberry>: Hi. Good morning and congrats on the deal as well. Maybe, Paul, could you just talk a little bit about Forest’s change of control provisions with their partners? I guess it’s long been speculated that that might be a hindrance to someone taking out Forest. And so I guess, what’s actually comfortable there, are all your partnerships, do they remain intact? And then just two modeling questions. Can you just – what is the interest rate on the debt? And could you elaborate on the breakup fee? Thanks.

<A - Paul M. Bisaro>: Sure. Well, as you can imagine the change in control provisions were a high priority during due diligence. We did get comfortable that all the major agreements are manageable and can be managed. We have a lot of overlap in the partnerships.

Gedeon Richter who is a significant partner of Forest is also, has been and continues to be a significant partner of ours. We would expect that relationship to continue, but I’ll let Brent add a few more comments about the partnership.

<A - Brenton L. Saunders>: Yeah, look, Forest has a business model primarily based on partnerships. Our relationships with our partnerships are strong and deep. In fact, prior to this call, I spoke to a few CEOs of our key partners and their initial reaction was, I guess, one of a bit of surprise, but also they were quick to understand the benefit of being in a stronger, better resourced environment with more opportunities for growth.

And so I think ultimately, we believe these partnerships are not only fine, but ultimately can provide additional product flow and opportunities for growth.

<A>: Yes, and in terms of the interest rate on the debt, we’re going to be funding a portion of the transaction with term loan and longer-term bonds. And we’ve assumed for modeling purposes 4.25%.

<Q - Jason M. Gerberry>: Okay. Thanks.

<A - Paul M. Bisaro>: And then David, you want to handle the breakup fee question?

<A - David A. Buchen>: The break fee is what you would see typically in a transaction like this. We’ll be filing our 8-K I think later today. That’ll give all the full details, but it’s fairly typical based upon 3.5% approximately of the equity value of each company.

<Q - Jason M. Gerberry>: Got it. Thank you.

Operator

Your next question comes from the line of Liav Abraham with Citi.

<Q - Liav Abraham>: Congratulations as well.

<A>: Thank you.

<Q - Liav Abraham>: My first question pertains to your commitment to all of the businesses of the combined entity. The combined business has scale in GI, CNS, Cardiovascular, Women’s Health, would you consider de-prioritizing or divesting the Respiratory business, for example, where growth is less robust and which requires heavy detailing, in order to enhance the synergies from the deal?

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

And my second question is for the three of you, Paul, Brent and Siggi. Can you comment on your involvement in the combined company and the roles that you’ll play going forward? I understand from the press release that Paul will remain Chairman of the Board; can you comment on who’ll be involved in the day-to-day running of the company and in what capacities? Thank you very much.

<A - Paul M. Bisaro>: Sure. Let me take the question on the commitment to our various categories. Of course, that will develop over time, but you specifically called out Respiratory. And I think Respiratory is one that we find particularly attractive, particularly in light of the fact that we are moving so aggressively on the generic side of business, not just in the U.S. North American market but as well as internationally.

As you may recall, there’s been a lot of question about some of the products that we would be developing, whether or not they would in fact be 505(b)(2) or more AB-rated products. As we existed prior to this discussion, we would not have been in a position to deal with the 505(b)(2) products because we didn’t have the capability to sell them. We now have that capability, we also would have the ability to use potentially new development capabilities including new devices that are brought to us from this transaction. So Respiratory is actually one of the areas that we find to be very synergistic to the transaction.

With respect to involvement, let me just start by saying I will be leading the new company and we are really truly in an enviable position. And that position is having a group of all-stars that we can – that we have to work with.

And as we look forward and as we move forward over the next few weeks and months, we need to make sure that we build the right organization for what is now a different company, a different model and a different structure.

I’m committed to the organization. I know both sides, both teams are committed and that really does put us in an enviable position with anybody in the industry. But I’ll also let Brent and Siggi speak for themselves. So…

<A - Brenton L. Saunders>: Yeah. Sure. Good question, Liav. Look, I am absolutely, like Paul said, excited and committed to this combination. I think, as Paul mentioned, we have two deep benches of really talented managers and leaders to draw upon and I think Paul and I are going to work together during the pre-integration planning period here to really get to know the talent on both sides. And I’m going to help Paul construct a team to lead the future organization.

I think he said it well, it really is a terrific position to be in, to have such great talent to choose from and figure out what we need to drive this company to even stronger opportunities in the future.

<A - Sigurdur Oli Olafsson>: Yeah. I think, just want to echo what both Paul and Brent said, it’s a great opportunity. As we said in the presentation, there is no company like Actavis would be after this merger. And the challenge for any employees would be great to work for the company.

So, I think the team on both sides, we have met quite a few of the Forest people, it is a great team Brent and his people have. And the same on the Actavis side, people are excited. People are — used to this, we are doing acquisitions all the time. It’s an ever-changing environment. So, in a company that never moves, this would be a big upset, maybe at two months when teams are getting together. But I think we have a mature team in place that will see this as an opportunity for the combined company going forward.

<Q - Liav Abraham>: Thanks very much.

Operator

Your next question comes from the line of Randall Stanicky with RBC.

<Q - Randall S. Stanicky>: Thanks, guys. Just a couple on synergies. Paul, what’s driving the year-three peak synergy versus something a little bit sooner? I know with Warner Chilcott the synergies were a bit quicker. And I don’t think you’re including manufacturing savings, cost savings in that number. So, is there anything specific there that is taking a little bit more time to realize?

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

And then, on the R&D spend, I know at your Analyst Day you talked about an $800 million to $850 million Actavis standalone spending number. So I’m just trying to get a better sense of pro forma R&D spend for the new co-company. And is there anything in terms of programs that we should be thinking about that you could be looking to cut? Thanks.

<A - Paul M. Bisaro>: Sure. And I think the synergy timeframe is one that is consistent with what we normally provide you in guidance and that is guidance that we believe we can comfortably meet. If we can accelerate those synergies and capture those synergies earlier, we certainly will. But certain synergy opportunities like procurement and those kinds of things are going to take time to phase in. So, I think that’s just inevitable. But we’ve obviously modeled, as I said, the majority of those in the first year, the first 12 months, and sort of the back end is just sort of the cleanup.

I think your next question was about R&D. And I’ll start and let Brent and Siggi jump in, but I think as we look at the R&D spend, we want to spend on all of the projects that we think are significant. And as we look at the level of those projects some may become less significant as we move forward and we may decide to, much like we did with the Warner Chilcott integration, we will look at the two pipelines and then rationalize them to a point where we take the highest value assets and drive forward with those. And that’s complicated by the fact we want to make sure that we’ve got great assets for each of the categories that we’re operating in.

Should we get to a situation where we find that a particular therapeutic category is not going to be one that we want to spend long-term in, we’ll make that decision at that time, but as of now, we want to move forward with everything we have in place.

<A - Brenton L. Saunders>: Yeah, I think, look, when you look at the R&D spend for a standalone, obviously we’ve just taken a fairly significant reduction in that through Project Rejuvenate. And obviously, we’re going to be absolutely focused on not double counting and making sure that these numbers are kept separate. But given that, look, we focus on high return investment in R&D.

As I mentioned of the nine projects we worked on, eight are approved, seven were first cycle approvals. We believe that there are some capabilities that we now outsource that exist at Actavis that are opportunities for cost synergies or savings in R&D. They have an internal CRO, if you will, that we can leverage to do some of the therapeutic work that we’re doing at Forest.

So, I echo Paul’s comments. We need to be able to invest in these businesses. We want to create strong organic growth and durability for the combination, but don’t think we’re harming that in any way, shape or form by the synergies in R&D that we’ve planned.

<A - Sigurdur Oli Olafsson>: I think, Randall, just to add maybe one or two more points. We are not pulling back on anything on the generic side. I just want to reiterate that we have a commitment for the generic R&D. We are spending around $400 million on generic R&D. We see that going forward. That is needed to continue the double-digit bottom line growth that we have shown over the years. So that’s very clear.

I think part of the phasing of the synergies is that there’s a Phase IV commitment in both companies that will be dealt with over the next two years to three years, and that allows us to bring in the last synergy opportunity in the third year. So that hopefully gives you at least a clearer picture why we are taking it over three years.

<Q - Randall S. Stanicky>: Okay. Paul, are you able to quantify how much of that’s SG&A versus R&D?

<A - Paul M. Bisaro>: No. We’re going to not do that at the moment.

<Q - Randall S. Stanicky>: Okay. Thanks, guys.

<A>: Okay.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Operator

Your next question comes from the line of David Risinger with Morgan Stanley.

<Q - David R. Risinger>: Yes. Sorry about — thank you very much. Good morning and let me offer my congrats as well. I guess two quick things, the first is really a higher level question. And obviously Actavis plus Forest combined will become a much larger U.S. branded company. Could you just talk to how you plan to operate the new branded entity in a lean fashion versus big pharma?

And then second, I was obviously pleased to hear that Brent will join the board of the company and Paul, it might be premature, but I’m just hoping to get a little bit more color from you on your vision for the new management team that you see for the new company? Thank you.

<A - Paul M. Bisaro>: Well, with respect to how we plan to operate the brand franchise in North America, I think we’ll operate it much like it’s being operated today, on both sides of the equation. I don’t think we’re operating all that differently. We have to stay focused on driving product awareness with our customer base, including physicians, hospitals, primary care – I’m sorry, PBMs and managed care.

And of course, we have to stay focused on making sure that our compliance is appropriate. We want to make sure that we stay on the right side of all of the regulations to make sure we’re not doing anything that’s perceived to be inappropriate. But we would be focused on making sure that we – just like we do in everything with the generic DNA, we get value for every dollar we spend. We need to make sure that we don’t do activities that don’t add value and we focus on activities that drive value.

With respect to the management structure, as I said, we have got some time. And we’re going to spend that time looking at how best to build a premier organization and not lose the fundamental values that I talked about at the beginning of the call.

And those fundamental values are looking at ways to – and I actually do believe that this is the way new pharma has to develop over the next five to 10 years. It has to develop a very cost-conscious, high-quality, high-safety, good customer service; those kinds of values have to be driven throughout the entire organization.

And we built that DNA in Actavis. We’ve had it even when we were in Watson; we built it through the Actavis organization and I believe Forest brings those same ideals. And I think we’ll need to build the management team around that.

<A - Brenton L. Saunders>: If I could, Dave, just to the first part of your question of how we’re going to operate differently from a – on the branded side of this business from big pharma. Look, I think what we were trying to build and we’re having good success at Forest is this therapeutic blockbuster line call model. And I think that’s something that Paul agrees is a compelling opportunity to be different than pharma, and that is to have our sales reps stay focused in selling more than two or three products, but more like five or six products in a line call way, and doing that in a cost environment similar to if they were selling one or two products.

And so thereby, you get the economics of one big blockbuster, but you get more relevancy with your customers. You can walk in as a sales rep not detailing the same thing over and over, 10 or 12 times a day, five days a week, but have a portfolio of products that make you more relevant to that customer to provide better solutions for their patients.

And I can tell you, in CNS where we have it, in GI where we have it now, our sales reps are energized. They are absolutely excited about the merits of having multiple products and being more relevant to their customers. And I think that’s going to be part of the way we operate different. And second, we’re not going to have the bureaucracy. I’ve worked in big pharma, I spent a lot of time there. We just don’t have that committee decision mentality. We try to make smart decisions in a streamlined way and move in a nimble but fast environment, and I think that’s going to continue to differentiate the combination.

<A - Lisa M. DeFrancesco>: Next question?

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Operator

Your next question comes from the line of David Maris with BML (sic) [BMO] (52:56) Capital Markets.

<Q - David W. Maris>: Well, BMO. But I’ve been called worse, not today, but. So first, Todd, so outside of accretion, can you walk through what you’re thinking about the other financial metrics of the deal, what other metrics are you using specifically? Where does the deal fall out?

And then, Siggi and Brent, maybe – you were talking about Forest going outside of the U.S.; if you look at those, I don’t know, New 9 or whatever products you want to use, what are the ones outside of the U.S. and Canada that you currently have rights to? Thank you.

<A - Robert Todd Joyce>: So in terms of valuation, in terms of the metrics, we did use all the traditional metrics in determining the acquisition price, determining that the transaction was fair for our shareholders and including accretion, including the base that this acquisition provides for future growth as well.

<A - Paul M. Bisaro>: Yeah, David. I would also add that one of the strong components for us was the debt ratio, maintaining our investment grade rating as well as cash flow, obviously, which drives both of those components. But the cash flow generation from this combined organization is extraordinary and that not only allows us to pay down our debt and maintain investment grade ratings, but allows us to continue to invest in our business, and that’s what we’re striving for.

So, I’ll let Siggi and Brent take on the next part of the question.

<A - Sigurdur Oli Olafsson>: I think, David, that as I mentioned before, the challenges to that for some of these products, Forest don’t have the right outside of U.S., Canada and sometimes Latin America. I think clearly for Latin America, there is a great opportunity for products there, both with our portfolio and with the portfolio that comes from Forest.

I think, in Europe, it’s a little bit more challenging. It’s difficult to get pricing in Western Europe. I think our focus would be on the bigger categories where there are opportunities. For example, we have, in UK, our Asacol franchise being promoted with sales reps in UK. It would be advantageous and also wouldn’t be of much cost to us if we could add one GI product to that opportunity.

In Eastern Europe, the opportunity, I think, is more on the CNS. CNS is the fastest growing therapeutic area, for example, in Russia and CIS. Antidepressants weren’t so much sold 10 years ago and this is a quick growing therapeutic area. So if I had a wish list there, those are probably the focus area. But this is the work that we need to take on over the next four months to see where we can work with the good partners that Forest has of an opportunity to take it into other markets.

But I think we have a clear strategy for Canada and Lat Am and then an opportunistic thinking on the markets outside of Canada, Lat Am.

<A - Brenton L. Saunders>: Yeah. I just concur with Siggi. Look, we have lots of opportunities right in front of us in Canada and some in Latin America. So those are, if you will, the low-hanging fruit and certainly places where we can go right away. We also have some products that we own outright like VIIBRYD that we can look at taking into a number of other markets. And the rest really depends on our relationships and discussions with our partners. And that’s a bit too early since we’ve just informed them of this transaction this morning.

<Q - David W. Maris>: Great. Well, thank you very much.

Operator

Your next question comes from the line of Gregg Gilbert with Bank of America.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

<A>: Hey, Gregg.

<Q - Gregg Gilbert>: Hey, thanks. Good morning. Paul, I thought you said you could get the $151 billion market cap without any acquisition. So I guess you need to update that.

<A - Paul M. Bisaro>: Yeah. I knew I would get this question from you.

<Q - Gregg Gilbert>: Of course. So late in the queue, I’m surprised it was left. Maybe for Sir Brent, could you – and sorry if I missed this — Brent, can you comment on whether a sale process had been pursued at Forest at any point since you joined the board, and of course, more relevant, recently?

And then for Paul and Siggi, maybe more of a futuristic business model question. I certainly like the idea of brands, generic and biosimilars under one roof, especially if you’re going after them offensively. But can you envision a scenario in which that breadth of product type can actually help you with payers in a tangible way, I guess, in any geography?

And do you think that discovery research is necessary at some point or at some size or it’s most likely that, like the dividend and you hope that you don’t have to deal with that anytime soon? Thanks.

<A - Brenton L. Saunders>: So, yeah, I can quickly address the process. Look, we did not run a full sales process. This was a situation that came on very quickly, as Paul and I got to know each know each other. And, really, I think the interest became strong and realized we recognized the strong strategic rationale for the combination. It was only then as we saw the strong financial fit that this turned into something that — very real. But it was also something that we did very carefully, but very quickly. And so, our board felt that this was in the best interest of our shareholders and that we’re very committed to doing this transaction.

<Q - Gregg Gilbert>: Thanks for sharing that.

<A - Paul M. Bisaro>: And let me start with the futuristic view. I think Brent laid it out earlier and I think we all agree that as we look forward over the next five years, we’re already seeing distribution models changing. We’re seeing retail models changing. We’re seeing cost containment models all over the world changing and the best way to deal with that, we believe, is having the broadest portfolio and the most relevant product line.

It is very important to have available and at your disposal the products you need to make yourself relevant to your customers. And I think this gives us the best opportunity to do that. In addition, we will continue to develop products that we think are relevant and important, again in brands, generics and in biosimilars.

Siggi, you want to take the…

<A - Sigurdur Oli Olafsson>: No, I…

<A - Paul M. Bisaro>: …research?

<A - Sigurdur Oli Olafsson>: Yeah, I think at this point in time we’re very proud that we are only doing the D of the R&D. We think you saw the pipeline that we have. Yes, we are doing some pre-clinical work but we are not into the discovery research part. I think at this point in time even with the size of the business, that’s the right strategy, focus on business development opportunity, work with our partners. There’s many of the partners that Forest has, like many of the partners that Actavis has, that are doing a very good discovery research. We would rather work with them going forward than to emphasize on that investment.

I think just one more point on the payers opportunity I mentioned, is like the synergies in the hospital business. We are just getting the rights back in Actavis of all our injectable business by the end of this year. We also have a significant number of injectables filed in the U.S. So, there will be about 30 injectable products.

That being said, Forest has a hospital sales force in place that is looking at the infectious diseases. And on top of that then, we have 250 generic products in the U.S. generic business. So, I think it’s a pretty compelling argument that the payers and the buyers, in this case the hospitals or the [ph] GPOs, we will be a key partner going forward to them.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

<Q - Gregg Gilbert>: Thanks, guys.

Operator

Your next question comes from the line of David Buck with Buckingham Research Group.

<Q - Jim B. Dawson>: Yes, hi. It’s Jim Dawson for David Buck. I just had one – most of my questions have been answered. Can you just comment on your view of NAMENDA XR patents? Thank you.

<A - Sigurdur Oli Olafsson>: That’s a little bit sensitive subject because we obviously looked at it from the generic side. And I think Brent and his team looked at it from the brand side. I think we understand the patent life of this product. It’s a challenging situation. There’s quite a few patents out there, but we know the situation I think from both sides of the coin, I think. So, we feel good about the situation as it is. I don’t think it’s appropriate to comment more on the patent situation.

<A - Brenton L. Saunders>: Yeah. I would just add to that. Look, we know what we need to get out of the life of XR and we believe we can effectuate the switch and create a meaningful portfolio in the NAMENDA franchise for enough time to really have high return and durability in that franchise.

<Q - Jim B. Dawson>: Okay. Thank you.

Operator

Your next question comes from the line of Andrew Finkelstein with Susquehanna Financial Group.

<Q - Andrew J. Finkelstein>: — so much for taking the question and congratulations on the deal. Maybe a few quick ones. Just on the financial side, could you talk at all about how you think about the right leverage for the combined company? Has that changed at all with the kind of cash flow and asset durability profile you’re envisioning? And then, where is maybe the trade-off at this point between how much deleveraging can contribute to your bottom line growth aspirations versus the tax efficiency that it offers by continuing the M&A strategy? Thank you very much.

<A - Paul M. Bisaro>: Yeah, Andrew, thank you for the question. I think you’re right. We are still committed to the, first and foremost, working with the rating agencies and making sure they remain comfortable with our cash flow and our ratings. Those are important things to us and I think the de-levering factor, as you can see, we think we can achieve it very, very quickly and be in a good position.

As on a going forward basis where we end up with leverage, you’re right. We have to sort of reevaluate the new entity, its size, the durability of many of the assets, as you describe, and the growth potential of those assets, and then make a call about kind of where we want to put that ratio. But I still think we’ll be looking at a ceiling of about 3.5 times, as we’ve been talking about. But given the cash flow and the depth and breadth of the organization, I think we’ve got a lot of flexibility there.

<Q - Andrew J. Finkelstein>: And how much does de-leveraging factor into your thoughts about the growth profile over the next few years in terms of the accretion targets you put out there?

<A - Paul M. Bisaro>: Well, Andrew, with respect to the accretion targets, de-levering is a value for sure. But it is –we have not, in the accretion targets we have, built in any additional M&A into those numbers. So like we always do, we build an accretion model on organic growth. We just happen to have a lot more organic growth now, which is a good thing.

And it’s much more visible, as I tried to describe, so I think we’re in a good spot there. But as we get additional free cash opportunities, we’ll be deploying that cash to support our franchises as well as our international markets. We still have good opportunities in South America to look at, we have opportunities in Southeast Asia, Russia, CIS. The high growth markets is where we will continue to focus our dollars.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

<Q - Andrew J. Finkelstein>: Great. Thanks very much.

Operator

Your last question comes from the line of Elliot Wilbur with Needham & Company.

<A - Paul M. Bisaro>: Good morning, Elliott.

<Q - Elliot H. Wilbur>: Thanks, good morning, Paul. Can you hear me all right?

<A - Paul M. Bisaro>: Yes.

<Q - Elliot H. Wilbur>: Thanks, congratulations on the deal as well, certainly a surprise [indiscernible] (01:04:53) this one. Never cease to – always keep us on our toes.

<A - Paul M. Bisaro>: That’s our objective.

<Q - Elliot H. Wilbur>: My question is really directed more for Brent and the Forest side, and Brent, in the relatively short period of time in which you’ve been at Forest, instituted one fairly large cost savings program and also announced the acquisition of Aptalis. But the equity value, of course, has gone up well over 60% and you seem to have many, if not more, of the same value creation levers at your disposal that Actavis is going to realize from this transaction.

And given the sentiment towards Forest shares, including the market, is very eager or was very eager for the company to continue to do deals and was certainly willing to pay you for that, I’m just kind of wondering, outside of the initial premium, it would seem like there had to be a lot of internal debate about whether or not Forest management’s leaving a lot of value on the table long term by accepting this offer versus continue to play into what seems to be a very receptive market for acquisition-related activity and given all the tools at your disposal. Thanks.

<A - Brenton L. Saunders>: Yeah. Look, I hear what you’re saying and I think you have to look at how this transaction is structured. Yes, we’re taking 30% in cash, or roughly 30% in cash for our shareholders, but 70% is in the equity of the combined company. And as Paul mentioned, our shareholders will own about 35% of the combined entity and that is because we believe that the growth prospects in the combination are stronger than us as a standalone.

When you look at the breadth of the portfolio, the balance between branded and generics, the geographic expansion and opportunities that exist in the combination, the strong cash flow and balance sheet and all the optionality we mentioned for future growth, we believe that being a shareholder of this combination is a compelling opportunity for Forest shareholders. And I, for one, am committed to that, and our board is committed to that and saw it quite visibly as we walked through this process. So it’s an exciting opportunity, I think, on a go-forward basis in this combination.

<A - Paul M. Bisaro>: Yeah. I would just like to also echo that. I think from both sides, both the Actavis shareholders and Forest shareholders, our models indicate we’re significantly better off from a value creation perspective together than we were separately, because we both had the same question. This is a unique situation where, as you know, we’re putting two very high-growth companies together and we’re getting a higher growth out of those two companies because we are together. So it’s a very unique situation. That’s why we’re so excited about the whole transaction.

<A - Brenton L. Saunders>: Yeah. And look, I would add one other thing. I think even during this pre-integration period, while we’re not going to be looking at transformational type of deal opportunities, we’re going to look to continue to build out our franchises and build our relevancy in these therapeutic areas. So we’re still very much open to looking at licensing deals and other ways of growing, even during this pre-integration period.

Paul M. Bisaro

All right. Well, thank you, everyone.

Company Name: Forest Labs	Market Cap: 24,914.85	Bloomberg Estimates - EPS
Company Ticker: FRX US	Current PX: 91.95	Current Quarter: 0.425
Date: 2014-02-18	YTD Change($): +31.92	Current Year: 1.331
Event Description: Acquisition of Forest Laboratories, Inc by Actavis Plc Call	YTD Change(%): +53.173	Bloomberg Estimates - Sales Current Quarter: 951.400 Current Year: 3532.308

Lisa M. DeFrancesco

Thanks, everyone. We’ll be around today for some follow-up questions. I understand that we didn’t get to everyone in the queue, so we’ll be around and we’ll be calling you shortly. Thanks.

Operator

Thank you for your participation. This does conclude today’s conference call. You may now disconnect.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP.

© COPYRIGHT 2014, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.